UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-42156

ABOVE FOOD INGREDIENTS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

2305 Victoria Avenue #001

Regina, Saskatchewan, S4P 0S7

(306) 779-2268

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 11, 2025, Above Food Ingredients Inc. (the “Company”) received written confirmation from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company had regained compliance with the continued listing requirements under Nasdaq Listing Rules 5250(c)(2), 5450(a)(1), and 5450(b)(3)(C). Specifically, the Company demonstrated that it had (i) filed its required interim financial statements in accordance with Rule 5250(c)(2), (ii) maintained a closing bid price of at least $1.00 per share for the minimum required period under Rule 5810(c)(3)(A), and (iii) achieved a market value of publicly held shares in excess of $15 million, as required under Rule 5450(b)(3)(C). This compliance determination followed the decision of the Nasdaq Hearings Panel dated June 5, 2025, which had granted the Company a limited exception to cure its prior deficiencies. As a result of the Company’s compliance with the conditions set forth in the Panel’s decision, the Panel determined to continue the listing of the Company’s securities on Nasdaq and closed the compliance matter.

On June 13, 2025, the Company held a special meeting of shareholders (the “Meeting”), at which a quorum was present. Based on the final report of the scrutineer, 33,559,707 common shares were represented at the Meeting, constituting approximately 65.56% of the Company’s outstanding shares as of the record date of May 2, 2025. At the Meeting, the Company’s shareholders approved a special resolution authorizing an amendment to the Company’s articles to effect a reverse stock split of its issued and outstanding common shares at a ratio within the range of one-for-two (1:2) to one-for-two hundred fifty (1:250), with the exact ratio and timing of implementation to be determined at the discretion of the Board of Directors (the “Board”). The resolution was approved by 76.39% of the votes cast and 84.53% of the votes cast by minority shareholders. Shareholders also approved an ordinary resolution ratifying and approving the Company’s Amended and Restated By-Laws. The amended by-laws provide that the chair of the Board will have a casting vote, and reduce the quorum requirement for shareholder meetings from 25% to 5% of the outstanding common shares entitled to vote, consistent with the Company’s governing law in Alberta. These changes are intended to enhance board efficiency and help ensure the Company can more readily conduct shareholder business in light of its widely held shareholder base. The Company will continue to monitor its compliance status and provide updates as necessary in accordance with applicable regulatory requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Above Food Ingredients Inc.

Date: June 17, 2025	By:	/s/ Lionel Kambeitz
		Name:	Lionel Kambeitz
		Title:	Chief Executive Officer